AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*

        Millions of Mexican pesos of September 30, 2002 purchasing power purchasing power

                                                                               At September 30,
                                                          --------------------------------------------------------
                                                                                     Millions of U.S. Dollars (**)
                                                                                     -----------------------------
                                                               2001         2002           2001          2002

                               ASSETS
    Current assets:
       Cash and cash equivalents                           Ps   1,312   Ps   1,321    US$    128    US$    129
       Pledged securities                                           -           84             -             8
       Accounts receivable                                      3,681        2,941           361           288
       Due from related parties                                   337          350            33            34
       Exhibition rights                                          480          277            47            27
       Inventories                                                154           51            15             5
                                                              --------     --------       -------       -------

       Total current assets                                     5,963        5,024           584           492

       Accounts receivable from Unefon                          1,996        2,042           196           200
       Property, machinery and equipment-Net                    2,499        2,345           245           230
       Television concessions-Net                               3,710        3,597           363           352
       Exhibition rights                                          816        1,242            80           122
       Investment in Unefon                                     1,835        1,755           180           172
       Investment in Todito                                       405          322            40            32
       Investment in Azteca America                                 -        1,006             -            99
       Other assets                                             1,029        1,320           101           129
       Goodwill-Net                                             1,583        1,488           155           146
       Deferred income tax asset                                  243          222            24            22
                                                              --------     --------       -------       -------
       Total assets                                        Ps  20,078   Ps  20,363    US$  1,967    US$  1,994
                                                              ========     ========       =======       =======

              LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities:
       Current portion of long-term promissory notes       Ps       6                 US$      1
       Current portion of long-term bank loans                    113   Ps      46            11    US$      5
       Short-term debt                                          1,635          677           160            66
       Interest payable                                           171          182            17            18
       Exhibition rights payable                                  492          581            48            57
       Accounts payable and accrued expenses                      763          904            75            89
       Due to related parties                                     120          147            12            14
                                                              --------     --------       -------       -------
       Total current liabilities                                3,300        2,537           323           248
                                                              --------     --------       -------       -------

    Long-term liabilities:
       Senior notes                                             5,533        7,190           542           704
       Bank loans                                               1,573        1,544           154           151
       Advertising advances                                     3,204        2,397           314           235
       Unefon advertising advance                               2,243        2,166           220           212
       Todito advertising, programming and services advance       757          577            74            57
       Exhibition rights payable                                   61          194             6            19
                                                              --------     --------       -------       -------
       Total long-term liabilities                             13,371       14,069         1,310         1,378
                                                              --------     --------       -------       -------

       Total liabilities                                       16,670       16,606         1,633         1,626
                                                              --------     --------       -------       -------

    Stockholders' equity:
       Capital stock                                            2,855        2,855           280           280
       Premium on the issuance of capital stock                   167          167            16            16
       Insufficiency in the restatement of capital               (646)        (673)          (63)          (66)
       Accumulated deficit                                       (906)        (925)          (89)          (91)
                                                              --------     --------       -------       -------

       Majority stockholders                                    1,469        1,424           144           140
       Minority stockholders                                    1,939        2,333           190           228
                                                              --------     --------       -------       -------

       Total stockholders' equity                               3,408        3,757           334           368
                                                              --------     --------       -------       -------
                                                              --------     --------       -------       -------
       Total liabilities and stockholders'equity           Ps  20,078   Ps  20,363    US$  1,967    US$  1,994
                                                              ========     ========       =======       =======

       End of Period Exchange Rate                         Ps  9.52     Ps  10.21

    *  Mexican GAAP.
     ** The U.S. dollar figures  represent Mexican peso amounts as of  September 30, 2002, expresed as of  September 30, 2002 purchasing power, translated at the exchange rate of  Ps. 10.21 per U.S. dollar.

                 AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*

        Millions of Mexican pesos of September 30, 2002 purchasing power



                                                                                 Nine months ended September 30,
                                                       -----------------------------------------------------------------------------

                                                                                                     Millions of U.S. Dollars (**)
                                                                                                     -----------------------------
                                                                 2001                2002                2001               2002
                                                                 ----                ----                ----               ----

      Net revenue                                       Ps      4,134      Ps       4,635      US$        405     US$        454
                                                            ----------         -----------          ----------         ----------

      Programming, production, exhibition and transmission costs1,729               1,974                 169                193
      Sales and administrative expenses                           693                 707                  68                 69
                                                            ----------         -----------          ----------         ----------


      Total costs and expenses                                  2,422               2,681                 237                263
                                                            ----------         -----------          ----------         ----------

      Operating profit before depreciation and amortization     1,712               1,954                 168                191

      Depreciation and amortization                               501                 437                  49                 43
                                                            ----------         -----------          ----------         ----------

      Operating profit                                          1,211               1,516                 119                149
                                                            ----------         -----------          ----------         ----------

      Other expense -Net                                         (251)               (266)                (25)               (26)
                                                            ----------         -----------          ----------         ----------

      Comprehensive financing cost:
      Interest expense                                           (791)               (779)                (78)               (76)
      Other financing expense                                     (56)               (158)                 (6)               (15)
      Interest income                                             179                 138                  18                 13
      Exchange gain (loss) -Net                                   113                (668)                 11                (65)
      Gain on monetary position                                   100                  53                  10                  5
                                                            ----------         -----------          ----------         ----------
      Net comprehensive financing cost                           (455)             (1,414)                (45)              (138)
                                                            ----------         -----------          ----------         ----------
                                                            ----------         -----------          ----------         ----------

      Income (loss) before provision for income tax
      and deferred income tax                                     505                (163)                 49                (16)

      Provision for:
      Income tax                                                 (113)               (149)                (11)               (15)
      Deferred income tax benefit                                 244                   9                  24                  1
                                                            ----------         -----------          ----------         ----------

      Net income (loss)                                 Ps        635      Ps        (304)     US$         62     US$        (30)
                                                            ==========         ===========          ==========         ==========
                                                            ----------         -----------          ----------         ----------
      Net income of minority stock holders              Ps        360      Ps         116      US$         35     US$         11
                                                            ==========         ===========          ==========         ==========
                                                            ----------         -----------          ----------         ----------
      Net income (loss) of majority stock holders       Ps        275      Ps        (420)     US$         27     US$        (41)
                                                            ==========         ===========          ==========         ==========


      End of Period Exchange Rate                       Ps    9.52         Ps    10.21

*     Mexican GAAP.
 **    The U.S. dollar figures  represent Mexican peso amounts as of  September 30, 2002, expresed as of  September 30, 2002 purchasing power, translated at the exchange rate of  Ps. 10.21 per U.S. dollar.



                 AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*

        Millions of Mexican pesos of September 30, 2002 purchasing power



                                                                                 Third quarter ended September 30,
                                                          --------------------------------------------------------------------------

                                                                                                      Millions of U.S. Dollars (**)
                                                                                                ------------------------------------

                                                                 2001                2002                2001                 2002

     Net revenue                                          Ps      1,485      Ps       1,515     US$         145     US$        148
                                                              ----------          ----------          ----------          ----------
                                                              ----------          ----------          ----------          ----------

     Programming, production, exhibition and transmission costs     598                 627                  59                 61
     Sales and administrative expenses                              245                 234                  24                 23
                                                              ----------          ----------          ----------          ----------
                                                              ----------          ----------          ----------          ----------

     Total costs and expenses                                       843                 860                  83                 84
                                                              ----------          ----------          ----------          ----------
                                                              ----------          ----------          ----------          ----------

     Operating profit before depreciation and amortization          642                 655                  63                 64

     Depreciation and amortization                                  166                 155                  16                 15
                                                              ----------          ----------          ----------          ----------
                                                              ----------          ----------          ----------          ----------

     Operating profit                                               476                 500                  47                 49
                                                              ----------          ----------          ----------          ----------
                                                              ----------          ----------          ----------          ----------

     Other expense -Net                                            (146)                (98)                (14)               (10)
                                                              ----------          ----------          ----------          ----------
                                                              ----------          ----------          ----------          ----------

     Comprehensive financing cost:
     Interest expense                                              (281)               (262)                (27)               (26)
     Other financing expense                                        (18)               (131)                 (2)               (13)
     Interest income                                                 48                  44                   5                    4
     Exchange loss - Net                                           (302)               (165)                (30)               (16)
     Gain on monetary position                                       23                  20                   2                  2
                                                              ----------          ----------          ----------          ----------

     Net comprehensive financing cost                              (530)               (495)                (52)               (48)
                                                              ----------          ----------          ----------          ----------

     Loss before provision for income tax and deferred
     income tax                                                    (200)                (93)                (20)                (9)

     Provisions for:
     Income tax                                                     (80)                (64)                 (8)                (6)
     Deferred income tax  benefit                                    84                   9                   8                  1
                                                              ----------          ----------          ----------          ----------

     Net loss                                             Ps       (196)     Ps        (148)    US$         (19)    US$        (14)
                                                              ==========          ==========          ==========          ==========
                                                              ----------          ----------          ----------          ----------
     Net income of minority stock holders                 Ps         26      Ps           2     US$           3     US$          0
                                                              ==========          ==========          ==========          ==========
                                                              ----------          ----------          ----------          ----------
     Net loss of majority stock holders                   Ps       (222)     Ps        (150)    US$         (22)    US$        (15)
                                                              ==========          ==========          ==========          ==========


     End of Period Exchange Rate                          Ps    9.52         Ps     10.21

*    Mexican GAAP.
 **   The U.S. dollar figures  represent Mexican peso amounts as of  September 30, 2002, expresed as of  September 30, 2002 purchasing power, translated at the exchange rate of Ps. 10.21 per U.S. dollar.

